ADAPTIVE HOLDINGS, LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Adaptive Holdings, LLC
Weston, Florida

We have reviewed the accompanying financial statements of Adaptive Holdings, LLC, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Adaptive Holdings, LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
October 17, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

- 2 -

ADAPTIVE HOLDINGS, LLC
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	151,471
Prepaid expenses and other current assets		22,917
TOTAL CURRENT ASSETS		174,388
TOTAL ASSETS	$	174,388

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	7,500
TOTAL CURRENT LIABILITIES		7,500
TOTAL LIABILITIES		7,500
MEMBERS' EQUITY		
Capital contributions		100,840
Prepaid capital contributions		240,000
Accumulated deficit		(173,952)
TOTAL MEMBERS' EQUITY		166,888
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	174,388

See independent accountant's review report and accompanying notes to financial statements.

ADAPTIVE HOLDINGS, LLC
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
General and administrative	10,834
Professional fees	41,581
Research and development	67,142
TOTAL OPERATING EXPENSES	119,557
NET OPERATING LOSS	(119,557)
OTHER INCOME/(EXPENSES)	
Crowdfunding marketing	(42,275)
Crowdfunding fees	(12,120)
TOTAL OTHER INCOME/(EXPENSES)	(54,395)
NET LOSS	$ (173,952)

ADAPTIVE HOLDINGS, LLC
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Capital Contributions	Prepaid Capital Contributions	Retained Earnings/ (Accumulated Deficit)	Total
BEGINNING BALANCE, FEBRUARY 25, 2021 (INCEPTION)	$ -	$ -	$ -	$ -
Capital contributions	100,840	240,000	-	$ 340,840
Net loss	-	-	(173,952)	$ (173,952)
ENDING BALANCE, DECEMBER 31, 2021	$ 100,840	$ 240,000	$ (173,952)	$ 166,888

See independent accountant's review report and accompanying notes to financial statements.

ADAPTIVE HOLDINGS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (173,952)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
(Increase) decrease in assets:	
Prepaid expenses and other current assets	(22,917)
Increase (decrease) in liabilities:	
Accounts payable	7,500
CASH USED FOR OPERATING ACTIVITIES	(189,369)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	340,840
CASH PROVIDED BY FINANCING ACTIVITIES	340,840
NET INCREASE IN CASH	151,471
CASH AT INCEPTION	-
CASH AT END OF YEAR	$ 151,471

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Adaptive Holdings, LLC (the "Company") was incorporated in the State of Florida on February 25, 2021. The Company will market a protein beverage that provides up to 20 grams of protein in a 2-ounce bottle.

Going Concern
Since Inception, the Company has relied on funds from units issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

ADAPTIVE HOLDINGS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenue by selling a protein drink. The Company's payments are generally collected upfront. For the year ending December 31, 2021 the Company recognized nil in revenue.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2021, the Company expensed a total of $67,142 related to the development of the protein beverage.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

Units
Under the operating agreement, the Company has the authority to issue a total of 10,000,000 Units; 8,430,000 of Class A units (which carry four votes per unit), 500,000 of Class B units (which carry one vote per unit), and 1,070,000 of Class C units (which carry one vote per unit).

As of December 31, 2021, the total number of units issued and outstanding are as follows:

Class A units:	8,430,000
Class B units:	500,000
Class C units:	100,818

Prepaid Capital Contributions
During 2021, the Company took in $240,000 in prepaid capital contributions. The units were issued in 2022. See Note 6.

4.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on February 25, 2021 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

See independent accountant's review report.

5. **Subsequent Events**

Equity
In February 2022, the Company closed its crowdfunding round and issued 27,747 additional Class C units, in exchange for $27,747 raised.

In March 2022, the Company created Class D units, which carry one vote per unit. The Company transferred 941,435 of the remaining Class C units into their newly created Class D units. Concurrently, the Company issued 288,611 of Class D units in exchange for the prepaid capital contributions, discussed in Note 3.

Between March 1 and October 17, the Company issued an additional 143,367 of Class D units. Additionally, the Company moved 387,000 of unissued Class D units back into Class C units, for their upcoming crowdfunding offering, discussed below.

As of October 17, 2022, the Company has the following shares authorized, issued and outstanding:

	Authorized	Issued/Outstanding
Class A	8,430,000	8,430,000
Class B	500,000	500,000
Class C	515,565	128,565
Class D	554,435	431,978

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $387,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $387,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Managements Evaluation
The Company has evaluated subsequent events through October 17, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.